VIA EDGAR

April 13, 2021

Re: IRSA Inversiones y Representaciones Sociedad Anónima
Registration Statement on Form F-3
(File No. 333-251905)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Jonathan Burr

Ladies and Gentlemen:

Pursuant to Rule 461 under the U.S. Securities Act of 1933, as amended, IRSA Inversiones y Representaciones Sociedad Anónima (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form F-3 filed on January 6, 2021 and amended on April 13, 2021 so that it will become effective as of 9:30 a.m. Eastern Standard Time on Thursday, April 15, 2021, or as soon thereafter as practicable.

The Registrant hereby acknowledges that Registrant and its management are responsible for the adequacy and accuracy of the disclosure in their filing, notwithstanding any review, comments, action or absence of action by the staff of the U.S. Securities and Exchange Commission.

Please do not hesitate to contact Jaime Mercado of Simpson Thacher & Bartlett LLP at (212) 455-3066 with any questions or if you require any additional information with respect to the foregoing.

Very truly yours,

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By: /s/ Eduardo S. Elsztain

Name: Eduardo S. Elsztain

Title: Chairman of the Board of Directors

(Principal Executive Officer)